Exhibit 21.01

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation or Organization
LeapFrog Canada, Inc.	Canada

LeapFrog (H.K.) Limited	Hong Kong

LeapFrog Toys (UK) Limited	England and Wales

LF France, SAS	France

LF Macao Commercial Offshore Limited	Macao

LeapFrog Mexico S.A. de C.V.	Mexico

LFC Ventures, LLC	Delaware

LeapFrog Edu-Tech China Co., Ltd	China

LeapFrog Digital Technology (Shenzhen) Co. Ltd.	China